NO ACT

P.E.
12/18/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008509

DIVISION OF
CORPORATION FINANCE

February 5, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-5-16

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Re: The Boeing Company
Incoming letter dated December 18, 2015

Dear Mr. Lohr:

This is in response to your letter dated December 18, 2015 concerning the shareholder proposal submitted to Boeing by Richard Berg. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Richard Berg
*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2015

The proposal requests that the board provide a comprehensive report on Boeing's sales of weapons-related products and services to Israel.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago IL 60606-1596

December 18, 2015

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to Certain Foreign Sales

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from Richard Berg (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2016 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(7) of the Securities Exchange Act of 1934, as amended (the "Act") because the Proposal addresses matters relating to the Company's ordinary business operations. We request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Act, we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 18, 2016.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.


BOEING

THE PROPOSAL

The Proposal states, in relevant part:

> ***RESOLVED:*** *Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, of Boeing's sales of weapons related products and services to Israel.*

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(7) BECAUSE IT ADDRESSES MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

I. Background

Rule 14a-8(i)(7) permits companies to omit shareholder proposals from their proxy materials when such proposals relate to the company's "ordinary business" operations. According to the Commission's release regarding the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the underlying policy of what would become Rule 14a-8(i)(7) as "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first consideration relates to a proposal's subject matter. The Commission explained in its 1998 Release that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to proposals that, if implemented, would restrict or regulate certain complex company matters. The Commission noted that such proposals seek to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 2999 (Nov. 22, 1976)).

In this instance, the Proposal involves an area of Boeing's ordinary business operations—decisions concerning Boeing's customers and the products and services provided to them. As discussed in more detail below, the Staff has concurred with the exclusion of similar shareholder proposals under Rule 14a-8(i)(7). Although the Proposal relates to a report, the Commission has long held that, when applying Rule 14a-8(i)(7), such proposals are evaluated by considering the underlying subject matter of the proposal. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). As discussed below, the Staff consistently has concurred that a company's decisions relating to the customers with whom it does business and the sale of its products and services are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7).

The Staff has consistently concurred in the exclusion of proposals relating to the sale of a company's products and services to particular types of customers, even where the sales to such customers may be controversial to some. For example, in *Bank of America Corp.* (Feb. 24, 2010), ("*Bank of America I*"), the proponent requested that the company publish a report assessing the adoption of a policy that would prohibit the company from providing future financing for companies engaged predominantly in mountain top coal removal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) and noted that the proposal related to "Bank of America's decisions to extend credit or provide other financial services to particular types of customers" and that "[p]roposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)." *See also JPMorgan Chase & Co.* (Mar. 12, 2010) (concurring in the exclusion of a proposal similar to that in *Bank of America I* and noting that proposals regarding the provision of "services to particular types of customers" are "generally excludable under rule 14a-8(i)(7)"); *Hewlett-Packard Company* (Jan. 23, 2015) (concurring in the exclusion of a proposal requesting that the company publish a report on Hewlett-Packard's sales of products and services to the military, police and intelligence agencies of foreign countries and noting that "the proposal relate[d] to the products and services offered for sale by the company"); *Bank of America Corp.* (Jan. 6, 2010) (concurring in the exclusion of a proposal requiring the company to stop accepting matricula consular cards as a form of identification, which effectively sought "to limit banking services the [company could] provide to individuals the [p]roponent believe[d] [we]re illegal immigrants," because the proposal sought to control the company's "customer relations or the sale of particular services"); *Wells Fargo & Co.* (Feb. 16, 2006) (concurring in the exclusion of a proposal requesting that the company not provide its services to payday lenders as concerning "customer relations").

The Staff also has a history of permitting exclusion of proposals relating to the sale of particular products, even where the sales of such products may be controversial. In *Wells Fargo & Co.* (Jan. 28, 2013, *reconsideration denied* Mar. 4, 2013), the Staff concurred in the exclusion of a proposal requesting that the company prepare a report discussing how adequately the company's policies address the social and financial impacts of the company's direct deposit advance lending service. The company believed that this proposal was excludable under Rule 14a-8(i)(7) because it related to the company's decision to offer specific lending products and services to its customers, which the company argued is a core feature of the ordinary business of banking. In concurring, the Staff noted that "the proposal relates to the products and services offered for sale by the company" and "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Pepco Holdings, Inc.* (Feb. 18, 2011) (concurring in the exclusion of a proposal requesting that the company pursue the market for solar technology and noting that "the proposal relates to the products and services offered for sale by the company"); *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (concurring in the Rule 14a-8(i)(7) exclusion of a proposal requiring that all stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc.* (Mar. 26, 2010) (concurring in the exclusion of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the company"); *The Kroger Co.* (Mar. 20, 2003) (concurring in the Rule 14a-8(i)(7) exclusion of a proposal requesting the company no longer make certain shopping cards available to its customers as relating to "the manner in which a company sells and markets its products").

In certain circumstances, the Staff has declined to exclude proposals under Rule 14a-8(i)(7) when such proposals relate to a "significant social policy" issue that would "transcend the day-to-day business matters" of a company. Staff Legal Bulletin No. 14C (Jun. 28, 2005). Examples of such "significant social policies" identified by the Staff include: "significant discrimination matters," *see* the 1998 Release; the use of antibiotics in raising livestock, *Tyson Foods, Inc.* (Dec. 15, 2009); climate change, *see Franklin Resources, Inc.* (Nov. 24, 2015); and the humane treatment of animals in requests, *see PetSmart, Inc.* (Mar. 24, 2011), *DeVry Inc.* (Sept. 25, 2009). However, when determining if a shareholder proposal raises significant social policy issues, the Staff has noted that it is not sufficient that the topic may have "recently attracted increasing levels of public attention," but that it must have "emerged as a consistent topic of widespread public debate." *Comcast Corporation* (Feb. 15, 2011); *AT&T Inc.* (Feb. 2, 2011).

II. Analysis

Like the proposals in *Bank of America I*, *JPMorgan Chase & Co.*, and *Hewlett-Packard Company*, the Proposal seeks to facilitate direct shareholder oversight of Boeing's decisions to offer certain products and services (*i.e.*, "weapons-related products and services") to a particular customer (*i.e.*, "Israel"). During 2014 and 2015, Boeing's Defense, Space & Security unit sold products and services to more than 450 different commercial and government customers (including Israel). It is the responsibility of the Company's management team to determine the customers with whom Boeing should do business.

In addition, most of the Company's sales of defense products and services to Israel are conducted subject to the Arms Export Control Act through the "Foreign Military Sales" ("FMS") program, which facilitates the U.S. federal government's foreign policy and military aid and assistance activities with allied and friendly nations. Under the FMS program, the U.S. federal government and a recipient foreign government enter into a contractual arrangement that later forms the substantive basis of a contract between Boeing and the U.S. Department of Defense ("DoD") for the foreign government's benefit. During 2015, Boeing has participated in sales to DoD on behalf of dozens of other countries pursuant to the FMS program. The Company's deliberations regarding whether to participate with DoD in any particular FMS transaction, as well as conduct any direct sales, require management to consider many complex and competing factors, such as current demand for Boeing's products, Boeing's broader relationship with the U.S. federal government as both a customer and regulator, the impact of such sales on its reputation, the products offered by Boeing's competitors, the preferences of Boeing's customers, and the laws, rules and regulations of the United States and the countries where Boeing's customers are located. The complex and competing nature of these factors is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct


BOEING

shareholder oversight." *See* 1998 Release. Accordingly, the Proposal should be excludable pursuant to Rule 14a-8(i)(7).

The Proposal does not have significant policy implications. The Proposal's supporting statement cites a call-in campaign and seven resolutions purportedly passed by organizations affiliated with universities as evidence of the attention paid to Boeing's activities with respect to Israel. These assertions, combined with those that purport to describe an Amnesty International report and a letter in a medical journal that address Israel, do not establish that the subject matter of the Proposal is or should be viewed as a significant policy issue. In *Tyson Foods, Inc.*, the existence of widespread public debate concerning the public health risks related to the use of antibiotics in raising livestock, increasing recognition that the use of antibiotics in raising livestock raises significant policy issues and the then-existence of proposed legislation in Congress regarding the use of antibiotics in livestock animals and the European Union's ban on the use of most antibiotics as feed additives were used as justifications for denying exclusion of the proposal. None of these factors are present in this instance. In addition, Boeing's transactions pursuant to the FMS program, including those involving Israel, are subject to Congressional oversight. There is no existing or pending legislation in the U.S. Congress that would limit the DoD's activities in this area, let alone the Company's FMS sales, nor is there any other indication of widespread public debate—either through press reports or otherwise—surrounding the U.S. federal government's FMS activities for the benefit of Israel. Nor is there any such activity relating to direct commercial sales—another form of foreign military sales—by U.S.-based companies to Israel. As a result, there is no evidence that the Company's activities with respect to the subject matter of the Proposal have significant policy implications.

Boeing's management team recognizes that some of its lawful business decisions, and some of the decisions made by the DoD with respect to products and/or services it purchases from the Company, may be controversial to some individual shareholders. However, decisions with respect to: (a) the customers to which the Company chooses to sell its products; and (b) the Company's activities in cooperation with the DoD pursuant to the FMS Program are quintessentially management's to make. The necessary cost-benefit analysis regarding whether to engage in these sales and the Boeing management team's decisions regarding which products to sell and which customers with whom the Company does business are fundamental elements of the management team's responsibility for the day-to-day operation of Boeing's business and are exactly the type of complex matters upon which shareholders, as a group, would not be in a position to make an informed judgment. This is particularly the case with respect to FMS transactions, which impact not only the Company's decisions with respect to countries such as Israel but also the Company's relationship with the DoD in particular and with the U.S. Government as a whole. The Proposal seeks to micro-manage this complex aspect of the Company's day-to-day operations. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

* * *

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials.


BOEING

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,



Michael F. Lohr
Corporate Secretary

Enclosures

cc: Richard Berg
Newland Smith

Exhibit A

The Proposal and All Related Correspondence

November 10th, 2015
W. James McNerney, Chairman
Boeing Company
100 N Riverside Plaza
Chicago, IL 60606-1596

Dear Mr. McNerney,

I am writing to you to inform you that I, Richard Berg, am filing the enclosed resolution asking the Board of Directors to provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, of Boeing's sales of weapons-related products and services to Israel, within six months of the annual meeting. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2016 annual meeting in accordance with Rule 14 a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Please note that the contact person for this resolution will be: Newland Smith, fellow shareholder of Boeing stock. Mr. Smith's phone number is *** FISMA & OMB Memorandum M-07-16 *** and his address is:

*** FISMA & OMB Memorandum M-07-16 ***

Please send any materials for the filers of the resolution to myself and to him as the contact person.

Sincerely,



Richard Berg

*** FISMA & OMB Memorandum M-07-16 ***

Arms Sales to Israel
2016 - Boeing Company

WHEREAS: Israel experienced a 50% drop in foreign investment following Operation Protective Edge and, according to a report from the United Nations, "the decline was primarily caused by the fallout from the Israel Defense Forces (IDF) Operation Protective Edge and international boycotts against the country for alleged violations of international law."

WHEREAS: July 21st-31st, 2014 Boeing was a target in a nationwide call-in campaign demanding cessation of weapons sales to Israel. Seven major universities in the United States alone have passed divestment resolutions that included Boeing due to Boeing's ongoing arms sales to Israel.

WHEREAS: On July 23rd 2014, 24 doctors and scientists published an open letter in a renown medical journal stating, "In the aggression of Gaza by Israel…we witnessed targeted weaponry used indiscriminately and on children and we constantly see that so called intelligent weapons fail to be precise, unless they are deliberately used to destroy innocent lives."

WHEREAS: A new report by Amnesty International about war crimes committed by Israel during Operation Protective Edge is entitled "Black Friday," and documents the attack on the city of Rafah on August 1st. The report finds that "The single most deadly strike of this day occurred … when two one-tonne bombs were dropped on a residential area in the al-Tannur neighbourhood…"

The report continues and found, "… the bombs … consistent with MK-84 … bombs, the largest and most destructive guided bombs of their kind…"

WHEREAS: Boeing manufactures the Joint Direct Attack Munitions (JDAM) tail kit guidance systems that make the MK-84 bomb a guided weapon. In May 2015, Boeing agreed to a contract to provide JDAMs to Israel, including 10,000 for MK-84s.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, of Boeing's sales of weapons related products and services to Israel.

Supporting Statement
We believe it is reasonable that the report include

1. Processes used to determine and promote sales to Israel

2. Procedures used to negotiate arms sales to Israel, government-to-government and direct commercial sales and the percentage of sales for each category
3. Disclosure of sales and other arrangements with local security forces
4. Categories of military equipment or components with as much statistical information as permissible such as contracts for servicing/maintaining equipment
5. Detailed risk analysis surrounding business relations with countries, like Israel, that have been accused of violating Geneva and Hague conventions and international human rights law.

In light of the flight of investment from Israel, the worrisome prospects of growth, including maintaining partnerships with higher education institutions, for a company that is at the center of Israel's controversial wars, contributing to the deaths of thousands of civilians and children; and the overall moral and ethical questions raised by selling weapons that contribute directly to illegal occupation, apartheid, and human rights violations, we urge you to vote ***for*** this proposal.



Gregory C. Vogelsperger
Chief Counsel - Securities, Finance & Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

November 18, 2015

VIA OVERNIGHT COURIER

Mr. Richard Berg

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defect - Shareholder Proposal

Dear Mr. Berg:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2016 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year, preceding and including as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that we have not received sufficient proof of your ownership, as required by Proxy Rule 14a-8(b), nor have we received the written statement required pursuant to Rule 14a-8(c).

Our records indicate that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that a non-registered shareholder or "beneficial holder" must demonstrate eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder (usually a bank or broker) verifying that you have continuously held the requisite number of securities for the one-year period preceding and including November 13, 2015, the date on which you submitted the proposal. The SEC's Staff Legal Bulletin Nos. 14F and 14G (the "Bulletins") provide additional guidance with respect to the standard for proof of ownership. According to the Bulletins, for purposes of Proxy Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants and their affiliates, as described in the Bulletins, should be viewed as "record" holders of securities that are deposited with the DTC. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be the DTC participant. If the DTC participant knows your broker's holdings, but does not know your holdings, you can satisfy paragraph Proxy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, as of the date your proposal was submitted, the required amount of securities was continuously held for at least one year—one from your broker confirming your ownership and the other from the DTC participant confirming your broker's ownership.

Please respond with the appropriate ownership verification, as per Proxy Rule 14a-8 and the guidance set forth in the Bulletins. We have enclosed copies of the Bulletins and Proxy Rule 14a-8. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312)544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Regards,

Gregory C. Vogelsperger

Enclosures
cc: Mr. Newland Smith (w/enc.)

*** FISMA & OMB Memorandum M-07-16 ***


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[3]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[4] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[5]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[6] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[7]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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Modified: 10/16/2012

Pages 25 through 30 redacted for the following reasons:
- -
*** Copyrighted Material Omitted ***

Richard Berg

12-2-2015

Boeing Corporation

Sir:

This is to confirm that I own 100 share of Boeing stock valued at many times more than $2000.00. I shall continue to own shares that are worth well over $2000.00 until after the Boeing shareholders meeting to be held in 2016. This letter should satisfy your requirements, including those called for in the SEC's Legal Staff Bulletin Nos. 14F and 14G. My stock is held through Charles Schwab

Sincerely,

Richard Berg

Shareholder



From: Richard *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 03, 2015 10:33 PM
To: GRP CSO
Cc: *** FISMA & OMB Memorandum M-07-16 *** Newland Smith
Subject: Broker letter attached
Attachments: Berg+Boeing+Confirmation.pdf; ATT00001.txt

https://client.schwab.com/service/contactus/messages/retrieveattachment?hid=67555937538888&fileName=Berg+Boeing+Confirmation.pdf&isReply=true

charles SCHWAB

December 2, 2015

Richard Berg

*** FISMA & OMB Memorandum M-07-16 ***

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: +1 (877) 561-1918 x 33370

Dear Richard Berg,

I'm writing in regards to your request for confirmation of ownership of Boeing Co. (CUSIP - 097023105) in the above referenced account.

As of the writing of this letter you hold 100 shares of Boeing Co.

Below please find the purchase details for these shares.

11/30/2012 - Buy 100 shares - total transaction amount $7,444.95

This letter is for informational purposes only and is not an official record of your account. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (877) 561-1918 x 33370.

Sincerely,

Steve Sabatini

Steve Sabatini
Help Desk Specialist | CS&S Help Desk
2423 E Lincoln Dr
Phoenix, AZ 85016-1215